UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
Tender Offer Statement Under
Section 13(e)(1) of the Securities Exchange Act of 1934

SOUTHWEST GEORGIA FINANCIAL CORPORATION
(Name of Subject Company)

SOUTHWEST GEORGIA FINANCIAL CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $1.00
(Title of Class of Securities)

84502A104
(CUSIP Number of Class of Securities)

DeWitt Drew
Chief Executive Officer and President
201 First Street SE
Moultrie, Georgia 31768
(229) 985-1120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copy to:
Richard R. Cheatham, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500

CALCULATION OF FILING FEE
TRANSACTION VALUATION	AMOUNT OF FILING FEE*
$13,225,000	$1,415
* Amount previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,415.00	Filing Party:	Southwest Georgia Financial Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	September 15, 2006

[   ]  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[   ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[   ]  going-private transaction subject to Rule 13e-3.
[   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

2

Southwest Georgia Financial Corporation, a Georgia bank holding company (the “Company”), hereby amends and supplements its Issuer Tender Offer Statement on Schedule TO, originally filed on September 15, 2006 and amended on September 29, 2006, October 3, 2006 and October 16, 2006 (as amended, the “Schedule TO”), with respect to its offer to purchase up to 575,000 shares of its common stock, par value $1.00 per share, at a price of $23.00 per share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2006, as amended and supplemented by the Supplement to the Offer to Purchase, dated October 2, 2006 (as amended and supplemented, the “Offer to Purchase”). This amendment is intended to satisfy the reporting requirements of Rule 13e-4 (c)(1) and (4) of the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Items 1 through 9 of the Schedule TO incorporate by reference the information contained in the Offer to Purchase, as amended and supplemented by the Supplement to the Offer to Purchase, dated October 2, 2006.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the press release regarding the final results of the Offer.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of September 15, 2006.*
(a)(1)(B)	Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Shareholders for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Participants in the Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation, dated September 15, 2006.*
(a)(1)(G)	Supplement to Offer to Purchase, dated as of October 2, 2006.**
(a)(5)(A)	Press Release issued by the Company on September 15, 2006.*
(a)(5)(B)	Press Release issued by the Company on October 16, 2006.***
(a)(5)(C)	Press Release issued by the Company on October 24, 2006.
(b)	Not applicable.
(d)(1)	Amendment No. 1 to the Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation.*

3

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed on Schedule TO-I filed on September 15, 2006.
**	Previously filed on Schedule TO-I/A filed on October 3, 2006.
***	Previously filed on Schedule TO-I/A filed on October 16, 2006.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHWEST GEORGIA FINANCIAL CORPORATION BY: /s/ DeWitt Drew DeWitt Drew Chief Executive Officer and President

Dated: October 24, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(C)	Press Release issued by the Company on October 24, 2006.

5